 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For June 30, 2022

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s operations, levels of activity, performance, or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. They include, among other things, negative impacts of determination of the U.S. Securities and Exchange Commission that the Public Company Accounting Oversight Board (“PCAOB”) is currently unable to inspect our auditor in relation to their audit work and the potential that our ordinary shares will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act (“HFCAA”) in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or 2023 if proposed changes to the law are enacted, competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain countries; uncertainty around U.S.-China trade war and its effect on the Company’s operation, fluctuations of RMB exchange rate, the reduction in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements, uncertainty as to the Company’s ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products, including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the measures taken by the Chinese government to save energy and reduce emissions, and the changes in the labor law in China as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation, uncertainty of the effects of outbreaks of pandemic or contagious diseases, including the length and severity of the recent worldwide outbreak of Coronavirus, now named as COVID-19, including its impact on our business. The Company’s expectations are as of the filing date of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to conform these statements to actual results unless required by law.

On September 29, 2022, the Company announced its unaudited consolidated financial results for the three-month and six-month period ended June 30, 2022.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2022, AND DECEMBER 31, 2021

(amounts in thousands except share and per share value)

(Unaudited)

		June 30, 2022		December 31, 2021
	Notes	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		245,728	36,686	250,608
Restricted cash		19,500	2,911	28,294
Accounts and bills receivable, net	3	25,337	3,783	29,225
Inventories	4	47,030	7,021	35,456
Advance to suppliers		17,645	2,634	7,933
Prepayments and other receivables		2,266	338	1,199
Deferred tax assets - current		1,152	172	1,144
Total current assets		358,658	53,545	353,859

Property, plant and equipment, net	5	101,712	15,185	106,928
Construction in progress	6	6,253	934	-
Lease prepayments, net	7	14,418	2,153	14,685
Deferred tax assets – non-current		156	23	227

Total assets		481,197	71,840	475,699

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	8	65,000	9,704	65,000
Accounts payables		22,368	3,339	22,616
Notes payable	9	37,470	5,594	50,126
Advance from customers		1,343	201	7,672
Accrued expenses and other payables		5,429	811	11,479
Total current liabilities		131,610	19,649	156,893

Deferred tax liabilities		1,756	262	1,789

Total liabilities		133,366	19,911	158,682

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 135,000,000 shares authorized; 3,265,837 issued and outstanding)		13,323	1,989	13,323
Additional paid-in capital		311,907	46,566	311,907
Statutory reserve		37,441	5,590	37,441
Retained earnings		(15,680)	(2,341)	(46,494)
Cumulative translation adjustment		840	125	840
Total shareholders’ equity		347,831	51,929	317,017
Total equity		347,831	51,929	317,017
Total liabilities and equity		481,197	71,840	475,699

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2022, AND 2021

(amounts in thousands except share and per share value)

(Unaudited)

		The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
		2022		2021	2022		2021
	Notes	RMB	US$	RMB	RMB	US$	RMB
Net sales		88,734	13,248	100,582	191,867	28,645	202,206
Cost of sales		63,832	9,530	60,728	136,795	20,423	119,902

Gross profit		24,902	3,718	39,854	55,072	8,222	82,304

Operating expenses
Selling expenses		5,237	782	4,944	10,378	1,549	9,058
Administrative expenses		8,856	1,322	9,014	17,431	2,602	15,369
Total operating expenses		14,093	2,104	13,958	27,809	4,151	24,427

Operating income		10,809	1,614	25,896	27,263	4,071	57,877

Other income (expense)
- Interest income		2,016	301	1,368	3,877	579	2,225
- Interest expense		(1,080)	(161)	(1,378)	(2,138)	(319)	(2,953)
- Other incomes (expense), net		1,973	295	(344)	1,842	275	(222)
Total other income (expense)		2,909	435	(354)	3,581	535	(950)

Income before provision for income taxes		13,718	2,049	25,542	30,844	4,606	56,927
Income tax expense	10	(12)	(2)	(5,736)	(30)	(4)	(5,755)

Net income		13,706	2,047	19,806	30,814	4,602	51,172

Net income (loss) attributable to non-controlling interests		-	-	-	-	-	-
Net income (loss) attributable to the Company		13,706	2,047	19,806	30,814	4,602	51,172
Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to non-controlling interest		-	-	-	-	-	-
- Foreign currency translation adjustments attributable to the Company		-	-	-	-	-	-

Comprehensive loss attributable to non-controlling interest		-	-	-	-	-	-
Comprehensive income attributable to the Company		13,706	2,047	19,806	30,814	4,602	51,172

Earnings per share, Basic and diluted	11	4.20	0.63	6.06	9.44	1.41	15.67
Weighted average number of ordinary shares, Basic and diluted		3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022, AND 2021

(amounts in thousands except share and per share value)

(Unaudited)

	The Six-Month Period Ended June 30,
	2022		2021
	RMB	US$	RMB
Cash flow from operating activities
Net income	30,814	4,602	51,172
Adjustments to reconcile net loss to net cash used in operating activities

- Depreciation of property, plant and equipment	6,646	992	6,109
- Amortization of intangible assets	267	40	266
- Deferred income taxes	30	4	5,755
- Bad debt recovery	53	8	338
-Inventory provision	-	-	(497)
Changes in operating assets and liabilities
- Accounts and bills receivable	3,836	573	(12,667)
- Inventories	(11,575)	(1,728)	1,456
- Advance to suppliers	(9,712)	(1,450)	(2,102)
- Prepaid expenses and other current assets	(1,067)	(159)	(52)
- Accounts payable	(248)	(37)	(3,967)
- Accrued expenses and other payables	(5,976)	(893)	(21,118)
- Advance from customers	(6,328)	(945)	(6,389)
- Tax payable	(76)	(11)	1,682

Net cash provided by (used in) operating activities	6,664	996	19,986

Cash flow from investing activities
Purchases of property, plant and equipment	(1,429)	(213)	(730)
Proceeds from sale of property, plant and equipment	-	-	122,919
Advanced to suppliers - non-current	-	-	1,542
Amount change in construction in progress	(6,253)	(934)	-

Net cash provided by (used in) investing activities	(7,682)	(1,147)	123,731

Cash flow from financing activities
Principal payments of bank loans	-	-	-
Proceeds from (payment to) short-term bank loans	-	-	-
Proceeds from (payment to) related party	-	-	(73,571)
Change in notes payable	(12,656)	(1,889)	(15,000)

Net cash (used in) provided by financing activities	(12,656)	(1,889)	(88,571)

Effect of foreign exchange rate changes	-	(2,129)	-

Net increase in cash and cash equivalent	(13,674)	(4,169)	55,146

Cash and cash equivalent
At beginning of the period	278,902	43,766	120,923
At end of the period	265,228	39,597	176,069

SUPPLEMENTARY DISCLOSURE:
Interest paid	2,138	319	2,953

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,010	151	1,010

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 1 - BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company” or the “Group”) are principally engaged in the production and distribution of BOPET film, a high-quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004, under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The Company has prepared the accompanying unaudited condensed consolidated financial statements under the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments), which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed on April 28, 2022 with the SEC. The results of the six-month period ended June 30, 2022, are not necessarily indicative of the results to be expected for the full year ended December 31, 2022.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its two subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires the management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable, and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Foreign Currency Transactions

The Company’s reporting currency is the Chinese Yuan (Renminbi or “RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate as an investment holding companies in Hong Kong. Their financial records are maintained in Hong Kong dollars, the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rate at the close of the balance sheet date, equity accounts are translated at a historical exchange rate and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity. The changes in the translation adjustments for the current period were reported as the line items of other comprehensive income in the consolidated statements of comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rate quoted by the PBOC at the close of the balance sheet date. The resulting exchange differences are recorded in the consolidated statement of comprehensive income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions is the exchange rate quoted by the PBOC, mainly determined by supply and demand.

Commencing July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

For the convenience of the readers, during the second quarter of 2022, the RMB amounts included in the accompanying condensed consolidated financial statements of our quarterly report have been translated into U.S. dollars at the rate of US$1.00 = RMB6.6981, which is the rate of the last trading day of the second quarter of 2022 (June 30, 2022) as outlined in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been or could be, converted into U.S. dollars at that rate or at any other specific rate on June 30, 2022, or any other date.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit, and other highly liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Restricted cash refers to the cash balance held by the bank as a deposit for the Letters of Credit and Bank Acceptance Bill. The Company had restricted cash of RMB19,500 (US$2,911) and RMB28,294 as of June 30, 2022, and December 31, 2021, respectively.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes, and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Estimates of collectability are principally based on an evaluation of the current financial condition of the customer and the potential risks to the collection, the customer’s payment history, expected future credit losses, and other factors which are regularly monitored by the Group.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and others over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by the aging of such balances. Account balances are deducted from the allowance balance after all means of collection have been exhausted, and the potential for recovery is considered remote.

Inventories

Inventories are stated at the lower cost or market value as of the balance sheet date. Inventory valuation and cost-flow are determined using the Moving Weighted Average Method basis. The Group estimates excess and slow-moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. Cost of work in progress and finished goods comprise direct material, direct production cost, and an allocated portion of production overhead based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated as cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after considering their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory and expensed to the cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to general and administrative expenses for the period incurred.

Construction in progress represents capital expenditures with respect to the BOPET production line. No depreciation is provided with respect to construction in progress.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Leased Assets

An arrangement comprising a transaction or a series of transactions is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and regardless of whether the arrangement takes the legal form of a lease.

Classification of assets leased to the Group. Assets that the Group holds under leases that transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases that do not substantially transfer all the risks and rewards of ownership to the Group are classified as operating leases.

Assets acquired under capital leases. Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset or, if lower, the present value of the minimum lease payments of such assets are included in property, plant and equipment, and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates that write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Operating lease charges. Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Sale and leaseback transactions. Gains or losses on equipment sale and leaseback transactions that result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on equipment sale and leaseback transactions that result in operating leases are recognized immediately if the transactions are established at fair value. Any loss on the sale perceived as a real economic loss is recognized immediately. However, if a loss is compensated by future rentals at a below-market price, then the artificial loss is deferred and amortized over the period that the equipment is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The non-current portion and current portion of lease prepayments have been reported in Lease Prepayments, Prepayments, and Other Receivables in the balance sheets, respectively.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Goodwill

Goodwill represents the excess of the purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the reporting unit carrying amount exceeds the fair value of the reporting unit, with the reporting unit’s fair value determined by using a discounted cash flow (“DCF”) analysis. Several significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information when the fair value of its reporting units is estimated. Goodwill was determined to be fully impaired during the year ended December 31, 2012.

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If a triggering event necessitates an analysis, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In calculating the fair value of long-lived assets, the Company compares the asset group’s carrying amount with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. When available, we estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party). When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

Revenue Recognition

Sales of plastic films are reported, net of value-added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return the product for a refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer, and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered, and the customer takes ownership and assumes the risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sale prices are fixed or determinable.

In the PRC, a VAT rate of 13% on the invoice amount is collected with respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years when those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

Share-Based Payments

The Company accounts for share-based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Non-controlling interest

Non-controlling interest represents the portion of the equity that is not attributable to the Company. The net income (loss) attributable to non-controlling interests is separately presented in the accompanying statements of income and other comprehensive income. Losses attributable to non-controlling interests in a subsidiary may exceed the interest in the subsidiary’s equity. The related non-controlling interest continues to be attributed to a share of losses even if that attribution results in a deficit of the non-controlling interest balance.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relates to a wide range of matters, including, among others, product liability. The Company recognizes a liability for such contingency if it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments, including past history and the specifics of each matter.

Reclassification

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform to reporting classifications of the current year periods. These reclassifications had no effect on net loss or total net cash flows, as previously reported.

Recently Issued Accounting Standards

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Government Assistance

In November 2021, ASU 2021-10 was issued, aiming to provide transparency by requiring business entities to disclose information about certain types of government assistance they receive in the notes to the financial statements. The guidance is effective for annual periods beginning after December 15, 2021, with early application permitted. The company does not expect the guidance to have a material impact on its disclosures.

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the company's consolidated financial statements.

NOTE 3 - ACCOUNTS AND BILLS RECEIVABLES

Accounts and bills receivables consisted of the following:

	June 30, 2022		December 31, 2021
	RMB	US$	RMB
Accounts receivable	18,861	2,816	19,355
Less: Allowance for doubtful accounts	(234)	(35)	(182)
	18,627	2,781	19,173
Bills receivable	6,710	1,002	10,052
	25,337	3,783	29,225

The Group has a credit policy in place, and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Generally, the Group does not obtain collateral from customers. Bills receivable are banker’s acceptance bills, which are guaranteed by the bank.

NOTE 4 - INVENTORIES

Inventories consisted of the following:

	June 30, 2022		December 31, 2021
	RMB	US$	RMB
Raw materials	35,960	5,368	27,508
Work-in-progress	1,171	175	993
Finished goods	16,443	2,455	13,518
Consumables and spare parts	901	135	882
Inventory-reserve	(7,445)	(1,112)	(7,445)
	47,030	7,021	35,456

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	June 30, 2022		December 31, 2021
	RMB	US$	RMB
Buildings	76,613	11,438	76,613
Plant and equipment	440,756	65,803	440,280
Computer equipment	3,496	522	3,399
Furniture and fixtures	21,656	3,233	20,329
Motor vehicles	1,563	233	1,563
	544,084	81,229	542,184
Less: accumulated depreciation	(442,372)	(66,044)	(435,256)
Less: impairment of plant and equipment	-	-	-
	101,712	15,185	106,928

Total depreciation for the six-month period ended June 30, 2022, and 2021 was RMB6,646 (US$992) and RMB6,109, respectively. For the three-month period ended June 30, 2022, and 2021, total depreciation was RMB3,383 (US$477) and RMB2,947, respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure with respect to the BOPET production line. Construction in progress was RMB6,253 (US$934) as of June 30, 2022, and RMB0 as of December 31, 2021, respectively.

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables on the balance sheet.

Lease prepayments consisted of the following:

	June 30, 2022		December 31, 2021
	RMB	US$	RMB
Lease prepayment - non -current	14,418	2,153	14,685
Lease prepayment - current	534	80	534
	14,952	2,233	15,219

Amortization of land use rights for the six months ended June 30, 2022, and 2021 was RMB267 (US$40) and RMB266, respectively. Amortization of land use rights for the three months ended June 30, 2022, and 2021 was RMB134 (US$19) and RMB132, respectively.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Estimated amortization expenses for the next five years after June 30, 2022, are as follows:

	RMB	US$
1 year after	534	80
2 years after	534	80
3 years after	534	80
4 years after	534	80
5 years after	534	80
Thereafter	12,282	1,833

As of June 30, 2022, the amount of RMB534 (US$80) will be charged into amortization expenses within one year and classified as a current asset under the separate line item captioned as Prepayments and Other Receivables on balance sheets.

NOTE 8 - SHORT-TERM BORROWINGS AND LONG-TERM LOAN

Short-term borrowings and long-term loans consisted of the following:

	Interest rate per	June 30, 2022		December 31, 2021
Lender	annum	RMB	US$	RMB
BANK LOANS
Bank of Weifang.
- June 17, 2021 to June 16, 2022	6.5%	-	-	15,000
- July 16, 2021 to July 16, 2022	6.5%	20,000	2,986	20,000
- July 13, 2021 to July 12, 2022	6.5%	30,000	4,479	30,000
- June 16, 2022 to June 16, 2023	6.5%	15,000	2,239	-

Notes:

The principal amounts of the above loans are repayable at the end of the loan period.

NOTE 9 - NOTES PAYABLE

As of June 30, 2022, and December 31, 2021, Shandong Fuwei had banker’s acceptances opened with a maturity span of three to six months, totaling RMB37,470 (US$5,594) and RMB50,126 for payment in connection with raw materials.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 10 - INCOME TAX

Income tax expenses were RMB30 (US$4) and RMB5,755 for the six months ended June 30, 2022, and 2021, respectively.

Income tax expense was RMB12 (US$2) and RMB5,736 for the three months ended June 30, 2022, and 2021, respectively.

NOTE 11 - EARNINGS PER SHARE

Basic and diluted net profit per share was RMB9.44 (US$1.41) and RMB15.67 for the six-month period ended June 30, 2022, and 2021, respectively.

Basic and diluted net profit per share was RMB4.20 (US$0.63) and RMB6.06 for the three-month period ended June 30, 2022, and 2021, respectively.

NOTE 12 - MAJOR CUSTOMERS AND VENDORS

One major customer accounted for more than 10% of the total net revenue for the six-month period ended June 30, 2022.

	Percentage of total revenue (%)
Customer	June 30, 2022	June 30, 2021
Hunan Wujo Hi-Tech Materials Co., Ltd.	19.7%	16.3%

The following are the vendors that supplied 10% or more of our raw materials for June 30, 2022, and 2021:

		Percentage of total purchases (%)
Supplier	Item	June 30, 2022	June 30, 2021
Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”)	PET resin and Additives	60.4%	52.0%

The advance balance to supplier Sinopec Yizheng was RMB3,037 (US$453) as of June 30, 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

In the second quarter of 2022, we continued to be adversely affected by enhanced competition and increased supply over demand in China’s BOPET market. In addition, fierce competition from overseas as well as anti-dumping measures taken by the United States of America and South Korea caused orders from international markets to decrease.

We believe that in the remaining quarters of 2022, there will be a growing capacity of BOPET films in China and stronger competition in the market. Our ability to retain effective control over the pricing of our products on a timely basis is limited due to the enhanced competition in the BOPET market.

On July 18, 2022, we announced that we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Baijiayun Limited (“Baijiayun”), a video SaaS/PaaS, video cloud and software, video AI and system solution provider, pursuant to which Baijiayun will merge with a wholly-owned subsidiary of the Company, with Baijiayun being the surviving entity. The issued and outstanding share capital of Baijiayun will be canceled in exchange for newly issued shares of the Company on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933 (the “Transaction”). Upon consummation of the Transaction, Baijiayun will become a wholly-owned subsidiary of the Company.

Upon completion of the Transaction, the existing Baijiayun shareholders and existing Company shareholders will own approximately 96.79% and 3.21%, respectively, of the outstanding shares of the combined company. Immediately prior to the completion of the Transaction, the Company’s ordinary shares will be divided into two classes - Class A ordinary shares and Class B ordinary shares - with different voting powers but equal economic rights. Please refer to the Merger Agreement filed on the SEC website for more details.

The Company’s board of directors (the “Board”) has unanimously: (a) approved and declared advisable the Merger Agreement, the other transaction documents, and the Transaction, (b) determined that the Merger Agreement, the other transaction agreements, and the Transaction are in the best interest of the Company and the Company’s shareholders, and (c) resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement, the other transaction agreements, and the Transaction. As disclosed, an extraordinary shareholder meeting of the Company has approved the Merger Agreement and the Transaction.

The Company and Baijiayun anticipate that the Transaction will be completed in the fourth quarter of 2022, subject to the satisfaction of closing conditions set forth in the Merger Agreement, including, among other things, receipt of Company shareholder approval and regulatory approvals (if applicable) and the continuous listing of the Company on the Nasdaq.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety to the full text of the Merger Agreement, which is filed with the SEC.

On July 2, 2020, we announced receipt of a notification from Shanghai Meicheng Enterprise Management Co., Ltd., (“Shanghai Meicheng”) with respect to an ownership transfer from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) to Shanghai Meicheng, of our 52.9% controlling outstanding ordinary shares (the “Shares”). SNTON Group held the Shares indirectly through an intermediate holding company, Hongkong Ruishang International Trade Co., Ltd. (“Hongkong Ruishang”). SNTON Group transferred its equity in Hongkong Ruishang to Shanghai Meicheng on June 23, 2020, due to SNTON Group’s asset reorganization. As a result of this transfer, Shanghai Meicheng now indirectly owns the Shares through Hongkong Ruishang and Hongkong Ruishang, in turn, holds the Shares through Apex Glory Holdings Limited, a British Virgin Islands corporation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Shanghai Meicheng is a diversified investment management company located in the Yuhaitang Science and Technology Park of Chongwen District in Shanghai, P.R. China. Its area of investment includes new material, smart city, new energy, culture and entertainment.

On August 14, 2013, we announced the receipt of the first notice from our controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of the Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”), indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. We learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China. The beneficial ownership of 6,912,503 of our ordinary shares previously owned by the Administration Company through Apex Glory Holdings Limited, a British Virgin Islands corporation, was bid on by Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) through the public auction. Shandong SNTON received 6,912,503 (or 52.9%) of our outstanding ordinary shares for RMB101,800,000 (approximately US$16,572,787) or approximately US$2.40 per ordinary share.

On May 12, 2014, we announced that we had learned that the successful bidder, Shandong SNTON, in the fifth public auction of 6,912,503 (or 52.9%) of our outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, we believe Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction. According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”). Mr. Xiusheng Wang, the chairman of the Board of Directors of SNTON Group, is also Hongkong Ruishang’s chairman.

On May 14, 2014, we announced that we received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of our 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% of our outstanding ordinary shares through Easebright.

Results of operations for the three-month periods ended June 30, 2022, compared to June 30, 2021

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	June 30, 2022	June 30, 2021

	(as % of Revenue)
Gross profit	28.1	39.6
Operating expenses	(15.9)	(13.9)
Operating income (loss)	12.2	25.7
Other income (expense)	3.3	(0.4)
Provision for income taxes	-	(5.7)
Net income (loss)	15.4	19.7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenue

Net sales during the second quarter ended June 30, 2022, were RMB88.7 million (US$13.2 million), compared to RMB100.6 million during the same period in 2021, representing a year-over-year decrease of RMB11.9 million, or 11.8%. The decrease in average sales price explained the year-over-year decrease of RMB3.6 million, while lower sales volume caused a decrease of RMB8.3 million.

In the second quarter of 2022, sales of specialty films were RMB64.9 million (US$9.7 million), or 73.1% of our total revenues as compared to RMB69.0 million, or 68.6% in the same period of 2021, representing a decrease of RMB4.1 million, or 5.9% as compared to the same period in 2021. The decrease in sales volume resulted in a decrease of RMB2.0 million, while lower average sales price caused a decrease of RMB2.1 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended June 30, 2022			Three-Month Period Ended June 30, 2021
	RMB	US$	% of Total	RMB	% of Total
Stamping and transferring film	15,594	2,328	17.6%	21,762	21.6%
Printing film	4,626	691	5.2%	5,232	5.2%
Metallization film	161	24	0.2%	1,090	1.1%
Specialty film	64,864	9,684	73.1%	68,979	68.6%
Base film for other applications	3,489	521	3.9%	3,519	3.5%

	88,734	13,248	100.0%	100,582	100.0%

Overseas sales were RMB9.4 million or US$1.4 million, or 10.6% of total revenues, compared with RMB13.4 million, or 13.3% of total revenues in the second quarter of 2021. Higher average sales price represented an increase of RMB0.6 million, while the sales volume decline resulted in a decrease of RMB4.6 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended June 30, 2022			Three-Month Period Ended June 30, 2021
	RMB	US$	% of Total	RMB	% of Total
Sales in China	79,330	11,844	89.4%	87,205	86.7%
Sales in other countries	9,404	1,404	10.6%	13,377	13.3%

	88,734	13,248	100.0%	100,582	100.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cost of Goods Sold

Cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials, and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Three-Month Period Ended June 30, 2022	Three-Month Period Ended June 30, 2021
	% of total	% of total
Materials costs	77.0%	73.8%
Factory overhead	6.1%	7.2%
Energy expense	9.0%	9.6%
Packaging materials	2.9%	4.0%
Direct labor	5.0%	5.4%

Cost of goods sold during the second quarter of 2022 totaled RMB63.8 million (US$9.5 million) compared to RMB60.7 million in the same period of 2021. This was RMB3.1 million, or 5.1% higher than the same period of 2021. The increase in the unit cost of goods sold was RMB8.1 million, while lower sales volume caused a decrease of RMB5.0 million.

Gross Profit

Gross profit was RMB24.9 million (US$3.7 million) for the second quarter ended June 30, 2022, representing a gross profit rate of 28.1%, compared to a gross profit rate of 39.6% for the same period in 2021.

Operating Expenses

Operating expenses for the second quarter ended June 30, 2022, were RMB14.1 million (US$2.1 million) compared to RMB14.0 million for the same period in 2021.

Other Income (Expense)

Total other income (expense) is a combination of interest income, interest expense, and other income (expense). Total other income during the second quarter ended June 30, 2022, amounted to RMB2.9 million (US$0.4 million) and was RMB3.3 million higher than the same period in 2021. This is mainly due to the increased interest income and decreased interest expense.

Income Tax Expense

The income tax expense was RMB0.01 million (US$0.002 million) during the second quarter ended June 30, 2022, compared to an income tax expense of RMB5.7 million during the same period in 2021. This income tax expense decreased due to changes in deferred tax.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net Profit

Net profit attributable to the Company during the second quarter ended June 30, 2022, was RMB13.7 million (US$2.0 million), while net profit attributable to the Company was RMB19.8 million during the same period in 2021.

Results of operations for the six-month periods ended June 30, 2022, compared to June 30, 2021

The table below sets forth certain line items from our Statement of Operations and Comprehensive Income as a percentage of revenue:

	Six-Month Period Ended	Six-Month Period Ended
	June 30, 2022	June 30, 2021

	(as % of Revenue)
Gross profit	28.7	40.7
Operating expenses	(14.5)	(12.1)
Operating income (loss)	14.2	28.6
Other income (expense)	1.9	(0.5)
Provision for income taxes	-	(2.8)
Net income (loss)	16.1	25.3

Revenue

Net sales during the six-month period ended June 30, 2022, were RMB191.9 million (US$28.6 million), compared to RMB202.2 million in the same period in 2021, representing a decrease of RMB10.3 million, or 5.1%. The decrease in average sales price caused a decrease of RMB3.7 million, while lower sales volume explained a decrease of RMB6.6 million.

In the six-month period ended June 30, 2022, sales of specialty films totaled RMB136.8 million (US$20.4 million), or 71.3% of our total revenues, as compared to RMB133.9 million, or 66.2% in the same period of 2021, resulting in an increase of RMB2.9 million, or 2.2% compared to the same period in 2021. The increase in sales volume amounted to RMB4.9 million, while lower average sales price caused a decrease of RMB2.0 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Six-Month Period Ended June 30, 2022			Six-Month Period Ended June 30, 2021
	RMB	US$	% of Total	RMB	% of Total
Stamping and transferring film	37,705	5,630	19.7%	47,113	23.3%
Printing film	9,103	1,359	4.7%	10,714	5.3%
Metallization film	1,582	236	0.8%	2,733	1.4%
Specialty film	136,811	20,425	71.3%	133,941	66.2%
Base film for other applications	6,666	995	3.5%	7,705	3.8%

	191,867	28,645	100.0%	202,206	100.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overseas sales during the six months ended June 30, 2022, were RMB19.6 million, or US$2.9 million, equivalent to 10.2% of total revenues, compared with RMB22.4 million, or 11.1% of total revenues in the same period in 2021. Overseas sales declined by RMB2.8 million from the same period in 2021. Lower sales volume explained the decrease of RMB4.2 million, while a higher average sales price contributed to an increase of RMB1.4 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Six-Month Period Ended June 30, 2022			Six-Month Period Ended June 30, 2021
	RMB	US$	% of Total	RMB	% of Total
Sales in China	172,252	25,717	89.8%	179,801	88.9%
Sales in other countries	19,615	2,928	10.2%	22,405	11.1%

	191,867	28,645	100.0%	202,206	100.0%

Cost of Goods Sold

Cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials, and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Six-Month Period Ended June 30, 2022	Six-Month Period Ended June 30, 2021
	% of total	% of total
Materials costs	75.6%	72.1%
Factory overhead	6.3%	8.1%
Energy expense	9.5%	9.8%
Packaging materials	3.3%	4.3%
Direct labor	5.3%	5.7%

Cost of goods sold during the first six months of 2022 totaled RMB136.8 million (US$20.4 million) compared to RMB119.9 million in the same period of 2021. This was RMB16.9 million, or 14.1% higher than the same period in 2021. Lower sales volume resulted in a decrease of RMB3.9 million, while a higher average sales cost caused an increase of RMB20.8 million, mainly due to the price increase of main raw materials.

Gross Profit

Our gross profit was RMB55.1 million (US$8.2 million) for the first six months ended June 30, 2022, representing a gross margin rate of 28.7%, compared to a gross margin rate of 40.7% for the same period in 2021. Correspondingly, the gross margin rate decreased by 12 percentage points. Our average product sales prices decreased by 1.9% compared to the same period last year, while the average cost of goods sold increased by 18.0% compared to the same period last year. Consequently, it resulted in a decrease in our gross margin.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Expenses

Operating expenses for the six months ended June 30, 2022, were RMB27.8 million (US$4.2 million), compared to RMB24.4 million in the same period in 2021, equal to RMB3.4 million, or 13.9% higher than the same period in 2021. This increase was mainly due to the increased expenses on R&D and welfare.

Other Income (Expense)

Total other income (expense) is a combination of interest income, interest expense, and other income (expense). The total other income during the first half of 2022 was RMB3.6 million (US$0.5 million), while the other expense was RMB1.0 million for the same period in 2021. This is mainly due to the increased interest income and decreased interest expense.

Income Tax Expense

The income tax expense was RMB0.03 million (US$0.004 million) during the six months ended June 30, 2022, compared to an income tax expense of RMB5.8 million during the same period in 2021. This decrease in income tax expense was due to changes in deferred tax.

Net Income

Net income attributable to the Company during the first half of 2022 was RMB30.8 million (US$4.6 million) compared to net income attributable to the Company of RMB51.2 million during the same period in 2021, representing a decrease of RMB20.4 million from the same period in 2021 due to the factors described above.

Liquidity and Capital Resources

Our capital expenditures have been primarily covered by the cash generated from our operations and borrowings from related parties as well as financial institutions. The interest rates of borrowings from financial institutions during the period from the second quarter of 2021 to the second quarter of 2022 are 6.5%.

We believe that, after considering our present and potential future loans from related parties and banking facilities, existing cash, and the expected cash flows to be generated from our operations, we will have adequate sources of liquidity to meet our short-term obligations and working capital requirements.

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2022, was RMB6.7 million (US$1.0 million) compared to net cash provided by operating activities of RMB20.0 million for the six months ended June 30, 2021.

Investing Activities

Net cash flows used in investing activities for the six months ended June 30, 2022, was RMB7.7 million (US$1.1 million) compared to net cash flows provided by investing activities of RMB123.7 million for the six months ended June 30, 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financing Activities

Net cash flows used in financing activities for the six months ended June 30, 2022, totaled RMB12.7 million (US$1.9 million) compared to net cash flows used in financing activities of RMB88.6 million for the six months ended June 30, 2021.

Working Capital

As of June 30, 2022, and December 31, 2021, we had a working capital surplus of RMB227.0 million (US$33.9 million) and RMB197.0 million, respectively. Working capital increased by RMB30.0 million (US$4.5 million), or 15.2% compared to the amount as of December 31, 2021. Our main current liability is a loan from banks.

Contractual Obligations

The following table is a summary of our contractual obligations as of June 30, 2022 (in thousands of RMB):

	Payments due by period
Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	More than 5 Years

	(RMB in thousands)
Equipment Purchase Contract	1,010	1,010	-	-	-
Bank loans
-Principal	65,000	65,000
-Interest	4,225	4,225			-
Operating leases	37	35	2	-	-
Total	70,272	70,270	2

Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to one legal proceeding in China.

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei, claiming RMB953,113 plus interest over disputes arising from a Procurement Contract between the parties. Shandong Fuwei raised a jurisdictional objection upon filing its plea, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that the plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was again heard in Beijing Daxing District People’s Court and was further adjourned due to the plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to the rescheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence, and the hearing was further adjourned. On May 28, 2014, the case was heard, and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a second lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties claiming RMB618,230 plus interest as a result of the non-payment. The case was heard on January 26, 2015, where the two parties testified over the relevant evidence. The case was heard on March 3, 2015, October 26, 2015, and May 11, 2016. To date, the case has not been decided.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated September 29, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Lei Yan
Name: Lei Yan
Title: Chairman and Chief Executive Officer

Dated: September 29, 2022